UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE TO
(AMENDMENT NO. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
________________________

CIT GROUP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Equity Units, in the form of Corporate Units, stated amount $25.00 per unit
(Title of Class of Securities)

125581108
(CUSIP Number of Class of Securities)
________________________

Robert J. Ingato
Executive Vice President and General Counsel
CIT Group Inc.
505 Fifth Avenue
New York, NY 10017
Telephone: (212) 771-0505

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
________________________

Copies to:
David E. Shapiro, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,360,000	$6,616.55

* This valuation assumes the exchange of 27,600,000 corporate units of CIT Group Inc. (“CIT”), stated amount $25.00 per unit, for cash and shares of common stock of CIT, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of CIT corporate units of $6.10 as of November 14, 2008 as reported on the New York Stock Exchange.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, equals $39.30 for each $1,000,000 of the value of the transaction.

    ☒ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,616.55	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: November 18, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the appropriate boxes below to designate any transaction to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

     This Amendment No. 1 amends and supplements the Schedule TO (the “Schedule TO”) originally filed by CIT Group Inc., a Delaware corporation (“CIT”) with the Securities and Exchange Commission on November 18, 2008, in connection with an offer by CIT to exchange any and all of its equity units, stated amount $25.00 per unit, in the form of corporate units (the “corporate units”) comprised of (i) a purchase contract obligating the holder to purchase from CIT shares of CIT’s common stock, par value $0.01 per share (the “common stock”) and (ii) a 1/40 or 2.5% undivided beneficial interest in a $1,000 aggregate principal amount 7.50% senior note due November 15, 2015, for $4.00 cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contract) and 0.7147 shares of CIT common stock per corporate unit, plus accrued but unpaid interest.

Item 3 is hereby amended and replaced with the following:

Item 3.      Identity and Background of Filing Person.

               (a)    The principal executive office of the filing person, CIT, is located at 505 Fifth Avenue, New York, NY 10017.
                         The telephone number of its principal executive office is (212) 771-0505.

           As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of CIT. No single person or group of persons controls CIT.

Name	Position
Jeffrey M. Peek	Director, Chairman of the Board and Chief Executive Officer
Gary C. Butler	Director
William M. Freeman	Director
Susan M. Lyne	Director
James S. McDonald	Director
Marianne Miller Parrs	Director
Timothy M. Ring	Director
John R. Ryan	Director
Seymour Sternberg	Director
Peter J. Tobin	Director
Lois M. Van Deusen	Director
John F. Daly	President, CIT Trade Finance
Robert J. Ingato	Executive Vice President, General Counsel and Secretary
C. Jeffrey Knittel	President, CIT Transportation Finance
Joseph M. Leone	Vice Chairman and Chief Financial Officer
Alexander T. Mason	President and Chief Operating Officer
Kristine Snow	President, CIT Global Vendor Finance
William J. Taylor	Executive Vice President, Controller and Principal Accounting Officer

     The address and telephone number of each director and executive officer of CIT listed above is: c/o CIT Group Inc.,
505 Fifth Avenue, New York, NY 10017, and such person’s telephone number is (212) 771-0505.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 18, 2008                                                                        CIT GROUP INC.

                                                                                                                             By:   /s/ Glenn A. Votek

                                                                                                                             Name: Glenn A. Votek
                                                                                                                             Title: Executive Vice President and Treasurer

EXHIBIT LIST

* (a)(1)(A)	Offer to Exchange, dated November 17, 2008.
* (a)(1)(B)	Form of Letter of Transmittal.
(a)(5)	Press Release, dated November 17, 2008, incorporated herein by reference to Exhibit 99.1 filed with CIT's Current Report on Form 8-K filed with the SEC on November 17, 2008.
(d)(1)	Underwriting Agreement, dated October 17, 2007, among CIT and Morgan Stanley & Co.
Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule I thereto, incorporated herein by reference to Exhibit 1.1 filed with CIT’s
Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(2)	Purchase Contract and Pledge Agreement, dated October 23, 2007, between CIT and The Bank of
New York as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of
New York as Purchase Contract Agent, incorporated herein by reference to Exhibit 4.1 filed with
CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(3)	Form of Corporate Units and Treasury Units, incorporated herein by reference to Exhibit 4.2 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(4)	Second Supplemental Indenture dated October 23, 2007 between CIT and The Bank of New
York, as Trustee, incorporated herein by reference to Exhibit 4.3 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(5)	Form of 7.50% senior notes due November 15, 2015 of CIT , incorporated herein by reference to
Exhibit 4.4 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(6)	Remarketing Agreement dated October 23, 2007 between CIT, The Bank of New York as collateral agent, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. as
Remarketing Agents, incorporated herein by reference to Exhibit 4.5 filed with CIT’s Current
Report on Form 8-K filed with the SEC on October 23, 2007.

*Previously filed with the Schedule TO